EXHIBIT 99.2

                          HEALTHCARE TECHNOLOGIES LTD.
                               32 HASHAHAM STREET
                           PETACH TIKVA 49170, ISRAEL.

                PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

                                  MAY 29, 2005

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Messrs. Moshe Reuveni and Eran Rotem, or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Special General Meeting of Shareholders of Healthcare Technologies Ltd. (the "COMPANY") to be held on Sunday, May 29, 2005 at 10:30 a.m. (local time) at our headquarters, 32 HaShaham Street, Petach Tikva, Israel, and at all adjournments or postponements thereof, all Ordinary Shares of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

     The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side. IF NOT OTHERWISE SPECIFIED BY THE SHAREHOLDER, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE OTHER MATTER DESCRIBED ON THE REVERSE SIDE.

     The undersigned hereby acknowledges receipt of the Notice of a Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

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       THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
          IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR"
                             THE PROPOSALS HEREIN.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
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         PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]                     FOR       AGAINST     ABSTAIN

         1.   PROPOSAL NO. 1: APPROVAL OF THE TERMS OF THE SHARE TRANSFER AGREEMENT
              BETWEEN GAMIDA FOR LIFE B.V. AND THE COMPANY, AS FURTHER DESCRIBED IN       [_]         [_]         [_]
              THE PROXY STATEMENT.


      THIS NOTICE IS VERY IMPORTANT!   Please  indicate  whether  or not  you  have a                 YES         NO
                                       PERSONAL  INTEREST  (as defined  below) in the
     PLEASE   READ   THE   DEFINITION  above  proposal  by  marking  an  "X"  in  the
     BELOW  PRIOR TO FILLING OUT THIS  appropriate  box  (YES/NO).  IF  AN X  IS  NOT     PROPOSAL
     SECTION.                          MARKED IN EITHER COLUMN,  YOUR VOTE IN RESPECT     NO. 1       [_]         [_]
                                       OF THIS PROPOSAL WILL BE DISQUALIFIED.


     Under the Israeli Companies Law - 1999, a "PERSONAL INTEREST" is defined as: (1) a shareholder's  personal interest in the approval of an act or a  transaction  of the  Company,  including  (i) the  personal  interest of his or her relative  (which  includes for these  purposes any members of his/her  immediate  family or the spouses of any such members of his or her immediate  family);  and (ii) a personal  interest of a body corporate in which a shareholder or any of his/her  aforementioned  relatives serves as a director or the chief executive officer,  owns at least 5%
     of its  issued  share  capital  or its voting  rights or has the right to  appoint a  director  or chief  executive officer,  but (2) excludes a personal  interest arising solely from the fact of holding shares in the Company or in a body corporate.

     ------------------------------------------------------     ---------------------------------------------------------
     Signature of Shareholder                                   Date

     NOTE:  PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY.  When shares are held  jointly,  each holder should sign.  When signing as executor,  administrator,  attorney,  trustee or guardian,  please give full title as such. If the signer is a  corporation,  please sign full  corporate name by duly  authorized  officer,  giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

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